UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________
Form 6-K
 ___________________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2012
Commission File Number: 000-54726
___________________________________
Sears Canada Inc.
(Translation of registrant’s name into English)
290 Yonge Street, Suite 700
Toronto, Ontario, M5B 2C3
Canada
(Address of principal executive office)
 ___________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐        Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐        No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION

99.1	Management’s discussion and analysis for the 13 and 39-week period ended October 27, 2012.

99.2	Condensed consolidated financial statements as at and for the 13 and 39-week period ended October 27, 2012.
99.3    Certifications pursuant to Canadian law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sears Canada Inc.

Date: November 16, 2012	By:	/s/ Sharon Driscoll
	Name:	Sharon Driscoll
	Title:	Senior Vice President and Chief Financial Officer